Exhibit 14

Section 9 – Code of Ethics

General Principles

Salem Media Group, Inc. (“Salem”) was founded with Judeo/Christian principles and continues to operate with respect for and adherence to them. It is because of those principles that Salem is committed to maintaining the highest business ethics and standards. We also believe that abiding by these principles is the best way to preserve the integrity of the Company and the manner in which we are perceived by our shareholders, customers, co-workers, suppliers, competitors and the communities in which we operate.

Accordingly, it is the policy of this Company that its directors, employees and business units conduct the business of the Company with honesty and integrity and in strict compliance with both the letter and the spirit of all applicable laws, rules and regulations. No director or employee should assume that the Company’s interest ever requires any other course of conduct.

Much of this Code of Ethical Conduct outlines legal requirements. However, compliance with our Code is more than simply compliance with the law. It also means compliance with the highest standards of business and personal ethics. The following policies may go beyond the strict requirements of the law and still not address all situations you might encounter. Accordingly, the Code of Ethical Conduct should be considered only a part of a larger process that includes adherence to corporate policies, open communication between employees and supervisors and, above all else, the integrity and good judgment of all Salem employees and directors.

Here are some general principles of business conduct to which you are expected to adhere:

•	Compliance With Applicable Laws – You must abide by the letter and the spirit of all applicable laws and regulations and act in such a manner that the full disclosure of all facts related to any activity will always reflect favorably upon the Company.
•	Loyalty To Salem – You should not put yourself in a position where your personal interests or relationships conflict or appear to conflict with the best interests of the Company. This means that you should avoid doing anything that would compromise or appear to compromise the Company or yourself.
•	Observance Of Moral And Ethical Standards – You must adhere to the highest moral and ethical standards of conduct in all business activities, and act in such a manner as to enhance the standing of the Company as a vigorous and ethical competitor.
•	Respect for the Competitive Business Environment – You must conduct yourself in a manner that reflects an understanding for the competitive environment in which the Company operates and in recognition that the Company distinguishes itself from its competitors on the basis of its commitment to quality, excellence and service.

How We Solve Ethics Problems at Salem

Some ethics issues we face are “black and white”. If the question involves a matter of law, our course is clear and unambiguous -- we follow the law. But often the questions are not so clear-cut. They present us with difficult choices. It is impossible, of course, to prepare in advance for all possible problems. So, the best course of action is to understand clearly the way to solve such problems.

If you are faced with a difficult ethical choice, keep these steps in mind:

•	Get all the facts.
•	Determine what specifically you are being asked to do.
•	Discuss the matter with all who are involved, including your supervisor. Make sure each one is fully informed.
•	Determine if any proposed outcome is fair by focusing on who might be wronged by your action: our shareholders, our customers, the Company’s interests, or other employees. In many cases, the best course of ethical purpose is also the one that seem fairest to all concerned.
•	Review every aspect of the issue with your supervisor. In the rare case where it may not be appropriate to discuss an ethics issue with your supervisor, you should discuss it with his or her manager or with an attorney in the Corporate Legal Department.

Specific Areas of Concern

Trade

The Company is committed to free and open competition in the marketplace. Strict adherence to the antitrust, competition, and trade laws of the United States is absolutely required.

The laws in this area are complex and difficult to interpret. They also have application to a very broad range of corporate activities. The list of prohibited activities set forth below is not intended to be exhaustive and are only a general guide to compliance with such laws. You should consult with the Corporate Legal Department prior to taking action concerning a matter about which there is any question.

You should not:

•	Agree or attempt to agree with a competitor of the Company with respect to any of the following: prices; terms of sale (including discounts or credit terms); division of markets, sales territories, or customers; or the boycotting of third parties. Note that these laws also prohibit concerted actions by competitors even when there is a beneficial objective (like increased safety or better accuracy of information), so you should not discuss or exchange such information, including through trade associations, with competitors or their representatives;

•	Sell any product on the condition, understanding and/or agreement that the customer must purchase another product from the Company; or,

•	Make false or misleading remarks about our products or services or the products or services of other companies, including Salem’s competitors.

Payola/Plugola (Section 317 and 507 of the Communications Act of 1936)

Employees are not permitted to participate, directly or indirectly, in the practice of payola and/or plugola.

♦	Payola: The direct and non-disclosed payment of money or other valuable consideration to influence program selections.
♦	Plugola: The indirect benefit flowing to persons responsible for program selection.

Your obligations under Section 317 and 507 and our Company’s policy are as follows:

Every employee is prohibited from accepting any money, service or other valuable consideration from any person other than the Company for broadcasting any material over a Company station or radio network unless such employee shall have first received written consent of the station’s or network’s General Manager after full disclosure.

Every employee having any voice in the selection of broadcast matter is prohibited from the following:

•	engaging in any outside business or economic activity that would create a conflict of interest in the selection of broadcast matter;
•	accepting any favors, loans, entertainment or other consideration from persons seeking the airing of any broadcast matter in return therefore; and
•	promoting over the air (except by means of an appropriate commercial announcement) any activity or matter in which the employee has a direct or indirect financial interest, unless such employee shall have first received written consent of the Business Unit’s General Manager after full disclosure.

Your attention is also directed to the fact that Section 507 of the Communications Act of 1936, as amended, makes it a criminal offense, subject to a fine of not more than $10,000 or imprisonment of not more than one year, or both, if any employee fails to disclose to the Company any acceptance, or agreement to accept from any person other than the Company, any money, service or other valuable consideration for the broadcast of any material over the station.

Employees of the Company shall adhere to all federal and local regulations regarding payola and receipt of gifts. Employees may be required to sign a statement confirming their understanding of the FCC Payola/Plugola Policy. Violations can be reported (anonymously, if you prefer) to the Employee Ethics Helpline at (866) 224-2163 or www.SalemEthics.com.

Conflicts of Interest and Gifts

Circumstances that give rise to actual or apparent conflicts of interest in connection with personal and professional relationships are not always obvious. Conflicts arise despite the best intentions of any employee. Receipt of gifts and entertainment by you or any member of your immediate family may present potential conflicts of interest. While business courtesies are to be encouraged, Employees and their immediate families are not to accept gifts, except those of nominal value, or any special discounts or loans from any person or firm doing, or seeking to do, business with Salem. The definition of gifts for purposes of this policy includes the acceptance of lavish entertainment, but does not extend to business lunches and dinners or other such minor amenities that are considered normal in the course of business.

No rebates, kickbacks, discounts, commissions, reciprocal agreements or any other form of reward from any business or organization contracting with the Company or its employees are allowed where it is apparent that the size or value of such gift or consideration is to influence the recipient’s decision to use or purchase the donor’s services, supplies or products, or to provide some special service such as promotional broadcast time.

Unless specifically authorized to do so by the Company, employees are not to give, offer or promise, directly or indirectly, anything of value to any representative of a customer, potential customer or financial institution in connection with any transaction or business it may have with the Company.

Neither you, nor an immediate family member such as a spouse, may benefit personally from any purchase by or sale to the Company of goods or services, or derive personal gain from transactions involving the Company, except when that transaction and the personal interest involved have been fully disclosed to and approved by the Company in writing. In most cases, such approval must come from the head of the division in which you operate.

You are required to make prompt disclosure to your supervisor of any situation which may involve an actual or apparent conflict of interest. Among other situations, your involvement, or the involvement of family members with competitors, customers, or suppliers may, under certain circumstances, result in a conflict of interest. If in doubt as to whether a situation involves a present or potential actual or apparent conflict of interest, you or your supervisor should consult the Corporate Legal Department.

Primary Employment

If you are a full time employee, your position with the Company must be your primary employment. Any outside employment, investment, or other source of income must be secondary and subordinate to your position with the Company, and must not in any event interfere in any way with the performance of your duties as a Company employee. If you wish to engage in outside employment, you must obtain prior written approval from your General Manager.

Government Investigations

It is the policy of the Company to fully cooperate with any government investigation. However, a condition of this cooperation is that the Company be adequately represented in such investigations by its own legal counsel. Accordingly, if you obtain any knowledge that would lead you to reasonably believe that a government investigation or inquiry is underway. this information should be communicated immediately to your Vice President and to the Corporate Legal Department.

Also, all requests, either oral or written, for access to our files or for other information of any nature should be referred immediately to the Corporate Legal Department. No information, either oral or written, or records or files of any nature, should be furnished to an outside investigator in connection with any such non-routine inquiry except upon prior advice of the Corporate Legal Department; provided, however, pursuant to the rules and regulations of the Federal Communications Commission, our radio station FCC Public Files must be open for inspection by the public and the FCC at all times, and these files should be made available for inspection immediately upon request.

Accurate Books and Records and SEC Filings

All records, reports and other documents of the Company must be prepared accurately and truthfully. This applies both to everyday documents, such as time cards, expense reports and accounting entries, and to less routine documents or reports, such as cost estimates, contract proposals and other presentations to management, customers, and the public. If you prepare such records, or represent or certify the accuracy of information in such records, you must be diligent in assuring their accuracy and integrity.

All payments and other transactions must be properly authorized by management and be accurately and completely recorded on the books and records of the Company in accordance with generally accepted accounting principles and established corporate accounting policies. It is against this Company’s policy to ever make entries that intentionally conceal or disguise the true nature of any transaction. No undisclosed or unrecorded corporate funds shall be established for any purpose, nor may Company funds be placed in any personal or non-corporate account.

In addition, we rely on the integrity of the books and records of the Company in preparing the filings that we make with the Securities and Exchange Commission. These SEC reports must provide full, fair, accurate, timely and understandable disclosure and fairly present our financial condition and results of operations. If you collect, provide or analyze information for or otherwise contribute in any way in preparing or verifying these reports, you should strive to ensure that our disclosures are accurate and transparent and that our reports contain all of the information about the Company that would be important to enable stockholders and potential investors to assess the soundness and risks of our business and finances and the quality and integrity of our accounting and disclosures.

Retention of Records

Certain records received or generated at Salem must be retained for specific intervals; other records should be purged on a regular basis. Legal and regulatory practices require the retention of certain records for various periods of time, particularly in the tax, personnel, FCC, contract, and corporate governance areas. In addition, when litigation or a governmental investigation or audit is pending or imminent, relevant records must not be altered or destroyed until the matter is closed.

Direct all questions on record retention to the Corporate Legal Department, particularly if any litigation, investigation or administrative action involving the Company or any of its officers, directors, suppliers, or customers is pending or threatened.

Political Activity

The Company encourages you to be involved in the political process. Good citizenship is fostered by taking part in activities on a local, regional, state and national level. However, there is a difference between being politically active personally, and being politically active as a representative of the Company. Your political contributions must not be made with the Company's funds or be reimbursed by the Company. In addition, Company employees may not allow personal political efforts to infringe on their normal workday commitments to the Company (however, you may take time off to vote as long as you coordinate it with your supervisor).

The Company is permitted to pay the costs of establishing and administrating a political action committee, and has done so in creating the Salem Political Action Committee (SALPAC). SALPAC was established to allow employees and others to make contributions to political endeavors important to the interests of the Company. Participation in SALPAC is not a requirement for employment and whether or not you participate will not directly affect your employment with the Company. If you are interested in learning more about SALPAC or would like to make a contribution to SALPAC, please contact the corporate Administration Department.

Copyrights / Company Software

U.S. and international copyright laws prohibit the copying, distribution, use and display of a copyrighted work without the prior permission of the copyright owner. These restrictions apply to software as well as written material, and extend to the making of derivative works or compilations of any copyrighted material. Accordingly, you may not use copyrighted material for any business purpose without first obtaining an agreement permitting such use. Also, you may not install copyrighted software on any computer system owned by the Company unless the Company has received a license to use such software for such use. No employee may make unauthorized copies of computer software programs in violation of copyright laws or the relevant software license agreement.

Fair Employment Practices

Our Company believes that its employees are one of its greatest assets. In order to achieve optimal productivity and effectiveness, Salem will assure that all federal, state and local regulations relating to equal employment opportunity are practiced. All Salem business units and employees must comply uniformly and completely with this policy and with state, federal and local EEO regulations.

Failure to Comply

These guidelines are not intended to be exhaustive. However, failure to comply with the standards contained in the Code or to promptly report to the corporate legal department any failures to comply can have severe consequences for both the individuals involved and for the Company. In addition to potentially damaging Salem’s good name, trade and consumer relations, and business opportunities, conduct which violates the Code may also violate federal, state and local laws. If so, the Company also may be subject to prosecution, fines and other penalties for the improper conduct of its employees.

Violation of these policies could subject an individual involved to discipline, termination of employment, and civil prosecution. Also, such violations could subject the individuals involved to criminal prosecution, imprisonment and fines.